Exhibit 4.32

March 13, 2019

GloboAsia LLC

11427 Potomac Oaks Drive

Rockville, MD 20850

USA

Attention: Dr. Keith Chan

Consultancy Agreement

We are pleased and welcome the acceptance of GloboAsia LLC (“GloboAsia”), with its business address at 11427 Potomac Oaks Drive Rockville, MD 20850, USA to enter into this Consultancy Agreement (the “Agreement”) with Aptorum Group Limited (“Company” or “we”) which are incorporated with limited liabilities under the laws of Cayman Islands, with its business address at 17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

The following seeks to illustrate the context of the Agreement and the services to be rendered by GloboAsia for the Company, and the terms and conditions as set out herewith.

1.	The Company

Aptorum focuses on the licensing of, and acquisition of early stage preclinical assets with the intention to engage in drug research, development, and commercialization purposes. Assets are acquired via open and public platforms such as the technology transfer offices of accredited universities and academic institutions.

2.	Scope of Services

(a)	GloboAsia agrees to enter into this Agreement to provide certain consultancy, advisory, and management services to the Company through correspondence and man-hours as represented by Dr. Keith Chan (“Consultant”) (together with GloboAsia, “you”).

(b)	Pursuant to this Agreement, the Consultant is to be enlisted as a member of our newly formed Scientific Advisory Board (“Advisory Board”) of the Company.

(c)	As Consultant is not an Executive Director on the Board of Directors for the Company, he ultimately does not have legal nor professional authority to dictate the commercial decisions of the Company.

(d)	As a member of our Advisory Board, Consultant is expected to provide, at and upon the Company’s request, the following services (“Services”):

(i)	advise the management on developing its scientific concept and strategic planning, in building national as well as international collaboration;

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong 香港干諾道中148號粵海投資大廈17樓

T: (852) 2117 6611 • F: (852) 2850 7286 • www.aptorumgroup.com

(ii)	provide strategic advice and make recommendations to the management regarding current and planned research and development programs;

(iii)	advise the management regarding the scientific merit of technology or products involved in-licensing and acquisition opportunities; and

(iv)	provide strategic advice to the management regarding emerging science and technology issues and trends.

(v)	be responsive to the Company’s needs and interests, whereby deliverables to Company should be provided in good faith so that effort and quality is commensurable to fees provided to GloboAsia, with details described more fully below;

(vi)	observe and comply with all statutory rules, and regulations where applicable as governed by the laws of his residence and that of GloboAsia’s incorporation;

(vii)	provide training, guidance, steering, and access of expert networks to us where appropriate and required;

(viii)	participate in meetings from time to time to discuss issues concerning regulatory activities undertaken by us;

(ix)	perform his duties to a standard commensurate with the functions of his role and his knowledge, skills and experience;

(x)	conduct any other related services as directed by us from time to time.

(e)	Also, Consultant shall not:

(i)	be responsible for our management and supervision;

(ii)	be required or expected to attend to our day-to-day business; his time commitment to the Company is not expected in the form of day-to-day office hours or responsibilities; nor

(iii)	have any legal nor professional authority to dictate our commercial decisions.

(f)	Consultant shall devote his attention and skill to our interests and affairs in the performance of his duties, and in the exercise of such powers, comply with all and any lawful directions and instructions from time to time made or given to him by us according to the best of his skills and ability, and comply with all resolutions and regulations from time to time passed or made by our board of directors.

(g)	Consultant shall faithfully and diligently perform his duties with due care and skill, and exercise only such powers as are consistent with his duties in relation to us, and use his best endeavors to protect, promote and act in our best interest.

(h)	Consultant shall at all time keep the Company promptly and fully informed of his performance of the duties.

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong 香港干諾道中148號粵海投資大廈17樓

T: (852) 2117 6611 • F: (852) 2850 7286 • www.aptorumgroup.com

3.	Date of Commencement

GloboAsia shall commence its services to the Company on April 1, 2019 (the “Effective Date”).

4.	Compensation

The Company shall pay GloboAsia an hourly rate of US$300 for Services actually performed by rendered by Consultant in his role as a member of the Advisory Board. GloboAsia shall submit an invoice to the Company on a monthly basis, reasonably detailing time expended and a description of the nature of the Services rendered. The Company shall pay the hourly fees to GloboAsia for such Services within 30 days of submission of an invoice.

5.	Expenses

GloboAsia is entitled to apply for reimbursement to expense outlays from time to time, deriving from expenses such as traveling and transportation costs, accommodation cost, and other expenses where reasonably incurred in relation to your representative(s) rendering said services for the Company and its affiliates in accordance to duties and tasks described in Section 2, however, that any reimbursable expenses shall be pre-approved by us in writing.

6.	Confidential Information

(a)	You agree not to use any Confidential Information (as defined below) disclosed to you by us for your own use or for any purpose other than to carry out discussions concerning, and the undertaking of your duties hereunder. You agree to take all reasonable measures to protect the secrecy of and avoid disclosure or use of our Confidential Information in order to prevent it from falling into the public domain or the possession of persons other than our agents or persons to whom we consent to such disclosure. Upon our request, any materials or documents that have been furnished by us to you in connection with your duties hereunder shall be promptly returned by you to us.

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong 香港干諾道中148號粵海投資大廈17樓

T: (852) 2117 6611 • F: (852) 2850 7286 • www.aptorumgroup.com

(b)	“Confidential Information” means any information, technical data or know-how (whether disclosed before or after the date of this Agreement), including, but not limited to, information relating to business and product or service plans, financial projections, customer lists, business forecasts, sales and merchandising, human resources, patents, patent applications, computer object or source code, research, inventions, processes, designs, drawings, engineering, marketing or finance to be confidential or proprietary or which information would, under the circumstances, appear to a reasonable person to be confidential or proprietary. Confidential Information does not include information, technical data or know-how that:

(i)	is in the possession of you at the time of disclosure, as shown by your files and records immediately prior to the time of disclosure; or

(ii)	becomes part of the public knowledge or literature, not as a direct or indirect result of any improper inaction or action of you. Notwithstanding the foregoing, you may disclose Confidential Information with our prior written approval or pursuant to the order or requirement of a court, administrative agency or other governmental bodies.

7.	Insider Trading

You recognize that in the course of Consultant ’s duties hereunder, you may receive from the Company or others information that may be considered “material, nonpublic information” concerning a public company that is subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended. You agree NOT to: (a) purchase or sell, directly or indirectly, any securities of any company while in possession of relevant material, nonpublic information relating to such company received from the Company or others in connection herewith; (b) provide Company with information with respect to any public company that may be considered material, nonpublic information without the prior written consent of the Company; or (c) communicate any material, nonpublic information to any other person in which it is reasonably foreseeable that such person is likely to (i) purchase or sell securities of any company with respect to which such information relates, or (ii) otherwise directly or indirectly benefit from such information. Without limiting any of the confidentiality and insider trading obligations included in this Agreement, you and your affiliated parties shall not discuss any information concerning Company obtained by Consultant in the course of performing the Services with any financial, securities or industry analyst or with the media without the written agreement of Company.

8.	Personal Data (Privacy) Ordinance

(a)	Consultant ’s personal data may be used, held and/or stored (by whatever means) for (i) our promotion and marketing; (ii) making disclosure required by laws, rules and regulations; (iii) facilitating task distribution within us; (iv) compiling statistical information and employee profiles; (v) establishing benefit entitlements; and (vi) any incidental purposes relating to the above, and any other purpose which Consultant may from time to time agree.

(b)	Subject to the terms and conditions contained herein, by accepting the engagement, Consultant authorizes the Company to disclose his name, likeness, biography and this engagement in the Company’ corporate filings, website and other publications.

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong 香港干諾道中148號粵海投資大廈17樓

T: (852) 2117 6611 • F: (852) 2850 7286 • www.aptorumgroup.com

(c)	Personal data held by us relating to Consultant will generally be kept confidential but we may make all enquiries as it considers necessary to confirm the accuracy of the personal data. In particular, we may disclose, obtain, transfer (whether within or outside Hong Kong) Consultant ’s personal data to, from or with (i) any regulatory or government bodies; (ii) any other persons or institutions in connection with our business, insurers, clients and potential investors; and (iii) any other person to which the Company considers such disclosure, obtaining or transfer to be necessary or desirable for the purposes set out above.

9.	Term and Termination

(a)	This appointment of Globo Asia and Consultant shall commence from the Effective Date and expire on 31 December 2020 (“Term”), subject to satisfactory performance on an annual basis as determined by the Company.

Thereafter, this Term shall be automatically renewed for successive one (1) year terms thereafter until and unless either you or the Company issue(s) a written notice at least three (3) month before the end of the initial or any renewed Term.

Notwithstanding the above, the terms and conditions of this Agreement shall remain in effect until expiration of the Term, unless it is terminated prior to expiration subsequent to the following circumstances:

(i)	by you after giving the Company no less than two (2) months’ notice in writing;

(ii)	by the Company after giving you two (2) months’ notice in writing; or

(iii)	by the Company without notice or compensation in the event of any dishonesty, fraud, gross negligence, willful default or refusal to carry out any lawful order or instructions, or the repeated breach of any rules or regulations of the Company, or those as governed by the laws of your residence or incorporation by Globo Asia or its representative(s); and/or

(iv)	by the Company without notice or compensation in the event that Consultant is no longer a member of Globo Asia or able to perform the scope of services assigned to him as a member of the Advisory Board.

10.	Governing Law

Unless otherwise provided in this Agreement, the terms and conditions herein shall be governed and interpreted by the laws of Hong Kong SAR.

11.	Independent Contractor

You hereby declare and confirms that the relationship with us will be that of an independent contractor and not that of an employee. You shall not be eligible for any employee benefits. We shall not be responsible for any tax liabilities against you or deriving from the Total Benefits, and any income or benefits under this Agreement whether arising in or outside the Territory and wherever such tax liabilities are imposed. You will have no authority to enter into contracts that bind us or create obligations on the part of us without our prior written authorization.

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong 香港干諾道中148號粵海投資大廈17樓

T: (852) 2117 6611 • F: (852) 2850 7286 • www.aptorumgroup.com

Please signify your acceptance of the above terms and conditions by signing and returning to us the enclosed duplicate copy of this Agreement.

Yours faithfully,

FOR AND ON BEHALF OF APTORUM GROUP LIMITED

Name: Ian Huen
Position: Executive Director & CEO

Accepted and agreed by:	Accepted and agreed by:

ON BEHALF OF GLOBOASIA LLC	DR. KEITH CHAN

Name: Dr. Keith Chan	Date:
Position:
Date:

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong 香港干諾道中148號粵海投資大廈17樓

T: (852) 2117 6611 • F: (852) 2850 7286 • www.aptorumgroup.com